Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

October 19, 2011

Item 3.	News Release

News Release dated October 19, 2011, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

The Company announced that its 70%-owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A de C.V., drew down the first advance of funds of US$123.5 million under its US$ 759 million senior debt facilities on October 18, 2011.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9.	Date of Report

October 19, 2011

Schedule "A"

Baja Mining Announces First Draw of US$123.5 Million of Senior Debt for Boleo
Project remains on time and on budget for production in 2013

Vancouver, October 19, 2011—Baja Mining Corp. (Baja) (TSX: BAJ - OTCQX: BAJFF) today announced that its 70%-owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A de C.V. (MMB), drew down the first advance of funds of US$123.5 million under its US$ 759 million senior debt facilities on October 18, 2011. Senior and subordinated debt facilities total US$ 823 million.

The funds will be used to continue construction and development of the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalía, Baja California Sur, Mexico.

“With the first draw we have achieved another significant milestone in the development of the Boleo project,” says Baja President and CEO John Greenslade. “We would like to thank the lenders and our Korean partners for their continued support.”

Says Mike Shaw, Baja’s COO and Vice-President Engineering & Construction: “We are very pleased with the progress of construction and remain on budget and on target for copper production in the first half of 2013.”

Funds from the senior debt facilities were provided on a pro rata basis by:

  The Export-Import Bank of the United States (USEXIM) and Export Development Canada;

  The Korea Development Bank and Korea Finance Corporation; and

  A group of commercial banks comprised of Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank Plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG.

Up until the first draw, MMB and a consortium of major Korean corporations (consisting of the Korean government agency Korea Resources Corporation, LS Nikko, Hyundai Hysco, SK Networks and Iljin Materials (collectively the Korean Consortium) that hold the remaining 30% of MMB) have contributed and spent:

  US$50 million of subordinated debt provided by the Korea Development Bank;

  US$50 million advanced by the Korean Consortium as a shareholder loan to MMB on behalf of Baja (and repayable from future earnings); and

  US$390 million of group shareholder loans (constituting all of the owners “equity contributions”) provided pro rata to Baja and Korean Consortium’s 70%/30% interest in the project.

This first draw was subject by the lenders to a number of important milestones including review and confirmation by an independent engineer that construction was on track, the budget required to complete construction was unchanged and fully funded, and the Company and its Korean partners had spent their equity contribution in full.

Construction progress of the Boleo project continues with more than 2,200 workers on site in Mexico, of which 1,000 are from the local area.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator. Boleo is fully funded, currently under construction and targeted for copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be mined), has an NPV of US$1.3 billion at an 8% discount rate, and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact Kendra Low, Vice President Administration & Corporate Secretary, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.